UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    913837100

                                 (CUSIP Number)

                                                             David L. Hefflinger
Alan S. Parsow                                            McGrath, North, Mullin
General Partner                                                    & Kratz, P.C.
P. O. Box 818                                        1400 One Central Park Plaza
Elkhorn, NE 68022                                                Omaha, NE 68102
(402) 289-3217                  with a copy to                    (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 913837100             13D                            Page 2 of 5 Pages

1.       Name of Reporting Person

         SS or IRS Identification Number of Above Person

         Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                                / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or Place of Organization

         Nebraska

                               7. Sole Voting Power

                                  155,000 Shares
         Number of
         Shares                8. Shared Voting Power
         Beneficially
         Owned by                 0
         Reporting
         Person                9. Sole Dispositive Power
         With
                                  155,000 Shares

                              10. Shared Dispositive Power

                                  0

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person

              155,000 Shares

 12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

              / /

13.      Percent of Class Represented by Amount in Row 11

         Approximately 2.55% of voting securities

14.      Type of Reporting Person

         PN

CUSIP NO. 913837100               13D                          Page 3 of 5 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

         Elkhorn Partners Limited Partnership / 47-0721875

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                     / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or Place of Organization

         Nebraska

                                   7. Sole Voting Power

                                      163,700 Shares
        Number of
        Shares                     8. Shared Voting Power
        Beneficially
        Owned by                      0
        Reporting
        Person                     9. Sole Dispositive Power
        With
                                      163,700 Shares

                                  10. Shared Dispositive Power

                                      0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         163,700 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

         / /

13.      Percent of Class Represented by Amount in Row 11

         Approximately 2.69% of voting securities

14.      Type of Reporting Person

         PN

CUSIP NO. 913837100              13D                           Page 4 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

         The securities to which this Schedule 13D relates are shares of common stock of UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC. ("UNIVERSAL"), whose principal executive offices are located at 600 Mayer Street, Bridgeville, Pennsylvania 15017. Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") are the entities making this filing.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

    (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnerships have acquired UNIVERSAL common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Partnerships have acquired the UNIVERSAL common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the UNIVERSAL common stock, UNIVERSAL's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional UNIVERSAL common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnerships may dispose of the UNIVERSAL common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise.

CUSIP NO. 913837100                  13D                       Page 5 of 5 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of December 17, 1999, Parsow Partnership, Ltd. owns 155,000 shares of UNIVERSAL common stock and Elkhorn Partners Limited Partnership owns 163,700 shares of UNIVERSAL common stock. The UNIVERSAL Form 10-Q for the quarter ended September 30, 1999 reported that there were outstanding 6,086,554 shares of UNIVERSAL common stock as of November 5, 1999. Based on this number, Parsow Partnership, Ltd. owns approximately 2.55% of the UNIVERSAL common stock and Elkhorn Partners Limited Partnership owns approximately 2.69% of the UNIVERSAL common stock.

         (c) During the past 60 days, Parsow Partnership, Ltd. purchased 22,000 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $4.03 to $4.79 per share, and Elkhorn Partners Limited Partnership purchased 47,500 shares of UNIVERSAL common stock in open market transactions at prices ranging from $3.78 to $4.42 per share.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of UNIVERSAL including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                          SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  December 17, 1999

Elkhorn Partners                            Parsow Partnership, Ltd.,
Limited Partnership                         A Limited Partnership

By   /s/ Alan S. Parsow                     By  /s/ Alan S. Parsow

  ------------------------------              -------------------------------
  Alan S. Parsow                              Alan S. Parsow
  General Partner                             General Partner